Pricing Supplement No. 46 dated October 22, 2004 (to Prospectus dated August 6, 2003 and Prospectus Supplement dated August 6, 2003)	Filed under Rule 424(b)(3) File No. 333-107132

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$50,000,000	Floating Rate Notes:	☒	Fixed Rate Notes:	☐

Original Issue Date:	October 29, 2004	Closing Date: October 29, 2004		CUSIP Number:	78442F CZ 9

Maturity Date:	November 1, 2016	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes

Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Dates:	Not Applicable.

Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.

	☐ Yes	Repayment Dates:	Not Applicable.

Applicable to Floating Rate Notes Only:

Floating Rate Index:

	☐	CD Rate	Index Maturity:	Not Applicable.

	☐	Commercial Paper Rate

	☐	CMT Rate	Multiplier:	1.50.

	☐	Federal Funds Rate

	☐	LIBOR Telerate	Interest Rate for each Interest Period until October 31, 2005:	7.25% per annum.

	☐	LIBOR Reuters

	☐	Prime Rate	Interest Rate Reset Period:	Monthly, beginning November 1, 2005.

	☐	91-Day Treasury Bill Rate	Minimum Interest Rate:	0.00%.

	☒	Other–Consumer Price Index–Linked, subject to the Minimum Interest Rate.	Maximum Interest Rate: Calculation Agent:	N/A. SLM Corporation.

Reset Date(s):	The 1st of each month during the term of the Notes, beginning November 1, 2005, with no adjustment.	Interest Payment Date(s):	The 1st of each month during the term of the Notes, beginning December 1, 2004. If an Interest Payment Date falls on a day that is not a Business Day, we will pay the interest on the next Business Day. No interest will accrue on that payment for the period from and after the original Interest Payment Date to the date we make the payment.

Merrill Lynch & Co.

October 22, 2004

Interest Determination Date(s):	Each Reset Date.	Interest Period(s):	From and including the Original Issue Date to but excluding November 1, 2005, interest will accrue from the 1st of each month to but excluding the 1st of the following month. Beginning November 1, 2005, Interest Periods will be from and including the previous Reset Date to but excluding the current Reset Date (or the Maturity Date, in the case of the last Interest Period).

Day Count Convention:	Actual/Actual.
Form:	Book-entry.
Denominations:	$10,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the underwriter in connection with this issuance.
Issue Price:
Variable Price Reoffer. The underwriter proposes to offer the Notes for sale, from time to time, in one or more negotiated transactions, at prices that may be different than par. These sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
Net Proceeds:
Under the terms of this variable price reoffer, the underwriter has agreed to purchase the Notes from us at 98.25% of their principal amount ($49,125,000 aggregate proceeds to us, before deducting expenses payable by us), plus accrued interest, if any, from October 29, 2004 to the date of delivery.
CUSIP Number:	78442F CZ 9.
ISIN Number:	US78442FCZ99.

An affiliate of the underwriter has entered into a swap transaction in connection with the Notes and will receive compensation for that transaction.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page 5 of this Pricing Supplement.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.

MTN 0091

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes.    The interest rate for the Notes being offered by this Pricing Supplement during the period beginning October 29, 2004 to but excluding November 1, 2005 will be 7.25% per annum. For each Interest Period thereafter, the interest rate for the Notes will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

[(CPIt - CPIt-12) / CPIt-12] × Multiplier

        Where:

    CPIt = Current Index Level of CPI (as defined below), as reported on Bloomberg CPURNSA;

    CPIt-12 = Index Level of CPI 12 months prior to CPIt; and

    Multiplier = 1.50

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement.

CPIt for each Reset Date is the CPI for the third calendar month prior to such Reset Date as published and reported in the second calendar month prior to such Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including November 1, 2005 to and including December 1, 2005, CPIt will be the CPI for August 2005 and CPIt-12 will be the CPI for August 2004. The CPI for August 2005 will be published by BLS (as defined below) and reported on Bloomberg CPURNSA in September 2005. The CPI for August 2004 was published and reported in September 2004.

Consumer Price Index.    The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

MTN 0091

The following table sets forth the CPI from January 1998 to September 2004, as published by the BLS and reported on Bloomberg CPURNSA:

MONTH	2004	2003	2002	2001	2000	1999	1998
January	185.2	181.7	177.1	175.1	168.8	164.3	161.6
February	186.2	183.1	177.8	175.8	169.8	164.5	161.9
March	187.4	184.2	178.8	176.2	171.2	165.0	162.2
April	188.0	183.8	179.8	176.9	171.3	166.2	162.5
May	189.1	183.5	179.8	177.7	171.5	166.2	162.8
June	189.7	183.7	179.9	178.0	172.4	166.2	163.0
July	189.4	183.9	180.1	177.5	172.8	166.7	163.2
August	189.5	184.6	180.7	177.5	172.8	167.1	163.4
September	189.9	185.2	181.0	178.3	173.7	167.9	163.6
October		185.0	181.3	177.7	174.0	168.2	164.0
November		184.5	181.3	177.4	174.1	168.3	164.0
December		184.3	180.9	176.7	174.0	168.3	163.9

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on a Reset Date, but has otherwise been published by the BLS, SLM Corporation, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using a source it deems appropriate.

In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI determined as described above on the applicable Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Reset Date to determine the interest rate on the Notes (an "Initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised.

If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Indexed Securities as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, will be determined by the Calculation Agent in accordance with general market practice at the time.

Rounding.    All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or ..0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

MTN 0091

RISK FACTORS

        The Notes are subject to special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

ON AND AFTER NOVEMBER 1, 2005, THE INTEREST RATE ON THE NOTES MAY, IN SOME CASES, BE ZERO.	Interest payable on the Notes on and after November 1, 2005 is linked to changes in the level of the CPI during twelve-month measurement periods.

If the CPI does not increase or decreases during a relevant measurement period, which is likely to occur when there is little or no inflation or where there is deflation, owners of the Notes will receive interest payments for that interest period equal to the minimum interest rate, which is 0.00%.
ON AND AFTER NOVEMBER 1, 2005, THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR FLOATING RATE DEBT SECURITIES ISSUED BY US.
The interest rate on the Notes on and after November 1, 2005, including the minimum interest rate, may be below what we would currently expect to pay as of the date of this pricing supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes. Any interest payable in excess of the minimum interest rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above, multiplied by the Multiplier.
THE HISTORICAL LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI AND THOSE LEVELS MAY CHANGE SUBSTANTIALLY.
The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, including on a monthly basis, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Holders of the Notes will receive interest payments on and after November 1, 2005 that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.
ON AND AFTER NOVEMBER 1, 2005, THE INTEREST RATE IS BASED UPON THE CPI. THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE OR THE CPI MAY NO LONGER BE PUBLISHED.
There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes on and after November 1, 2005, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the interest payable on the Notes as described above.

MTN 0091

ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

        The following summary discusses the material U.S. federal income tax consequences of owning and disposing of the Notes. This summary is based on interpretations of current federal tax authorities, including the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, and rulings, decisions and administrative pronouncements currently in effect (or in some cases proposed), all of which are subject to change or differing interpretations. Any such change or differing interpretation may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. Persons considering the purchase of the Notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

        This summary applies only to holders that purchase the Notes at initial issuance and hold the Notes as capital assets and not as part of a "straddle," "hedge," "synthetic security," or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment.

        This summary does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules (such as banks, thrifts, or other financial institutions, insurance companies, small business investment companies, S corporations, retirement plans or persons holding Notes in tax-deferred or tax-advantaged accounts, mutual funds, real estate investment trusts, regulated investment companies, securities dealers or brokers, investors whose functional currency is not the U.S. dollar, certain former citizens or residents of the United States, persons subject to the alternative minimum tax or tax-exempt organizations). This summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions.

        As used in this Pricing Supplement, the term "U.S. holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia);

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership (including any entity that is treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Note, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of a Note that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of a Note.

        An individual may, subject to exceptions, be deemed to be a resident of the United States if that individual is present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the United States in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). The term "non-U.S. holder" means a beneficial owner of a Note that is not a "U.S. holder."

MTN 0091

Tax Treatment of U.S. Holders

  Accruals of Original Issue Discount on the Notes

        For U.S. federal income tax purposes, the Notes will be treated as "contingent payment debt instruments" ("CPDIs") subject to taxation under the "noncontingent bond method." Under the noncontingent bond method, U.S. Holders of the Notes will accrue original issue discount ("OID") over the term of the Notes based on the Notes' "comparable yield." As a result, U.S. holders that employ the cash method of tax accounting will be required to include OID with respect to their Notes in gross income each year, subject to the adjustments described below. Therefore, a U.S. holder may recognize taxable OID in a taxable year in excess of actual interest received.

        In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including level of subordination, term, timing of payments and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield of the synthetic debt instrument. However, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer's reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

        Based on these factors, we believe that the comparable yield of the Notes is equal to 5.10%, compounded monthly. Accordingly, U.S. holders will accrue OID in respect of the Notes at a rate equal to this comparable yield. The amount of OID allocable to each monthly accrual period will be the product of the "adjusted issue price" of the Notes as of the beginning of each such monthly accrual period, and the comparable yield. The "adjusted issue price" of the Notes at the beginning of an accrual period will equal the issue price of the Notes, plus the amount of OID previously includible in the gross income of the U.S. Holder (determined without regard to any adjustments described below), less the projected amount of any payments previously made with respect to the Notes, as reflected in the "projected payment schedule" (described below), without regard to the actual payments made. The "issue price" of the Notes is expected to be par. Except as adjusted as described below, the amount of OID includible in income of each U.S. holder for each taxable year will equal the sum of the "daily portions" of the total OID on the Notes allocable to each day during the taxable year in which a U.S. holder held the Notes, regardless of the U.S. holder's method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

        Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule that produces the comparable yield. Under this method, we believe that the projected payment schedule for the Notes is set forth in the table on the next page:

MTN 0091

PROJECTED PAYMENT SCHEDULE

Interest Payment Date	Projected Payment Amount (per $1,000)	Interest Payment Date	Projected Payment Amount (per $1,000)	Interest Payment Date	Projected Payment Amount (per $1,000)
December 1, 2004	$6.04	December 1, 2008	$4.03	December 1, 2012	$4.03
January 1, 2005	$6.04	January 1, 2009	$4.03	January 1, 2013	$4.03
February 1, 2005	$6.04	February 1, 2009	$4.03	February 1, 2013	$4.03
March 1, 2005	$6.04	March 1, 2009	$4.03	March 1, 2013	$4.03
April 1, 2005	$6.04	April 1, 2009	$4.03	April 1, 2013	$4.03
May 1, 2005	$6.04	May 1, 2009	$4.03	May 1, 2013	$4.03
June 1, 2005	$6.04	June 1, 2009	$4.03	June 1, 2013	$4.03
July 1, 2005	$6.04	July 1, 2009	$4.03	July 1, 2013	$4.03
August 1, 2005	$6.04	August 1, 2009	$4.03	August 1, 2013	$4.03
September 1, 2005	$6.04	September 1, 2009	$4.03	September 1, 2013	$4.03
October 1, 2005	$6.04	October 1, 2009	$4.03	October 1, 2013	$4.03
November 1, 2005	$6.04	November 1, 2009	$4.03	November 1, 2013	$4.03
December 1, 2005	$4.03	December 1, 2009	$4.03	December 1, 2013	$4.03
January 1, 2006	$4.03	January 1, 2010	$4.03	January 1, 2014	$4.03
February 1, 2006	$4.03	February 1, 2010	$4.03	February 1, 2014	$4.03
March 1, 2006	$4.03	March 1, 2010	$4.03	March 1, 2014	$4.03
April 1, 2006	$4.03	April 1, 2010	$4.03	April 1, 2014	$4.03
May 1, 2006	$4.03	May 1, 2010	$4.03	May 1, 2014	$4.03
June 1, 2006	$4.03	June 1, 2010	$4.03	June 1, 2014	$4.03
July 1, 2006	$4.03	July 1, 2010	$4.03	July 1, 2014	$4.03
August 1, 2006	$4.03	August 1, 2010	$4.03	August 1, 2014	$4.03
September 1, 2006	$4.03	September 1, 2010	$4.03	September 1, 2014	$4.03
October 1, 2006	$4.03	October 1, 2010	$4.03	October 1, 2014	$4.03
November 1, 2006	$4.03	November 1, 2010	$4.03	November 1, 2014	$4.03
December 1, 2006	$4.03	December 1, 2010	$4.03	December 1, 2014	$4.03
January 1, 2007	$4.03	January 1, 2011	$4.03	January 1, 2015	$4.03
February 1, 2007	$4.03	February 1, 2011	$4.03	February 1, 2015	$4.03
March 1, 2007	$4.03	March 1, 2011	$4.03	March 1, 2015	$4.03
April 1, 2007	$4.03	April 1, 2011	$4.03	April 1, 2015	$4.03
May 1, 2007	$4.03	May 1, 2011	$4.03	May 1, 2015	$4.03
June 1, 2007	$4.03	June 1, 2011	$4.03	June 1, 2015	$4.03
July 1, 2007	$4.03	July 1, 2011	$4.03	July 1, 2015	$4.03
August 1, 2007	$4.03	August 1, 2011	$4.03	August 1, 2015	$4.03
September 1, 2007	$4.03	September 1, 2011	$4.03	September 1, 2015	$4.03
October 1, 2007	$4.03	October 1, 2011	$4.03	October 1, 2015	$4.03
November 1, 2007	$4.03	November 1, 2011	$4.03	November 1, 2015	$4.03
December 1, 2007	$4.03	December 1, 2011	$4.03	December 1, 2015	$4.03
January 1, 2008	$4.03	January 1, 2012	$4.03	January 1, 2016	$4.03
February 1, 2008	$4.03	February 1, 2012	$4.03	February 1, 2016	$4.03
March 1, 2008	$4.03	March 1, 2012	$4.03	March 1, 2016	$4.03
April 1, 2008	$4.03	April 1, 2012	$4.03	April 1, 2016	$4.03
May 1, 2008	$4.03	May 1, 2012	$4.03	May 1, 2016	$4.03
June 1, 2008	$4.03	June 1, 2012	$4.03	June 1, 2016	$4.03
July 1, 2008	$4.03	July 1, 2012	$4.03	July 1, 2016	$4.03
August 1, 2008	$4.03	August 1, 2012	$4.03	August 1, 2016	$4.03
September 1, 2008	$4.03	September 1, 2012	$4.03	September 1, 2016	$4.03
October 1, 2008	$4.03	October 1, 2012	$4.03	October 1, 2016	$4.03
November 1, 2008	$4.03	November 1, 2012	$4.03	November 1, 2016	$1004.03

        Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

MTN 0091

        The comparable yield and the projected payment schedule for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us with respect to the actual yield or payments on the Notes and do not represent our expectations regarding a Note's yield or the interest payment amounts.

        A U.S. holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the U.S. holder determines its own projected payment schedule and comparable yield, explicitly discloses such schedule to the Internal Revenue Service (the "IRS"), and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield for the Notes as set forth above are reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other projected payment schedule or comparable yield should be used for the Notes.

        Adjustments for Differences Between the Projected Interest Payments and Actual Interest Payments for the Taxable Year

        If the actual interest payments on the Notes in any taxable year of a U.S. holder exceed the amounts reflected on the projected payment schedule for such year, the U.S. holder will be required to include such excess in income as ordinary OID income for the year. Alternatively, if the actual interest payments on the Notes in any taxable year of a U.S. holder are less than the amounts reflected on the projected payment schedule for such year, the shortfall will be applied first to reduce any OID otherwise includible in income by the U.S. holder with respect to the Note for such year, and any remaining portion of the shortfall will be treated as an ordinary loss to the extent of all OID accrued by such U.S. holder in prior years.

        Sale, Exchange, Retirement, or Other Disposition of the Notes

        When a U.S. holder's Note is sold, exchanged, retired or otherwise disposed of prior to maturity, the U.S. holder's gain (or loss) on the disposition will equal the difference between the amount received by the U.S. holder for the Note and the U.S. holder's adjusted tax basis in the Note. A U.S. holder's adjusted tax basis in a Note will be equal to the U.S. holder's original purchase price for the Note, plus any OID accrued by the U.S. holder (determined without regard to the adjustments described above), less the aggregate amount of any projected interest payments that were scheduled to have been made with respect to the Note prior to the disposition (without regard to the amount of any interest payments actually made). Any gain realized by a U.S. holder on a disposition will be treated as ordinary income. Any loss realized by a U.S. holder on a disposition will first offset any OID inclusions for the year of the sale and thereafter will be treated as ordinary loss to the extent of the U.S. holder's prior OID inclusions with respect to the Note (taking into account the adjustments described above). Any additional loss generally will be treated as a capital loss. Any capital loss recognized by a U.S. holder will be a long-term capital loss if such U.S. holder has held such Note for more than one year, and a short-term capital loss in other cases. The deductibility of capital losses by a U.S. holder is subject to limitations.

        Disclosure Requirements for U.S. Holders Recognizing Significant Losses or Experiencing Significant Book-Tax Differences

        A U.S. holder that claims significant losses in respect of a Note (generally (i) $10 million or more in a taxable year or $20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations or (ii) $2 million or more in a taxable year or $4 million or more in any combination of taxable years for all other taxpayers) or reports any item or items of income, gain, expense, or loss in respect of a Note for tax purposes in an amount that differs from the amount reported for book purposes by more than $10 million on a gross basis in any taxable year may be subject to certain disclosure requirements for "reportable transactions." Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to the Notes.

MTN 0091

Tax Consequences to Non-U.S. Holders

        Payments on the Notes to non-U.S. holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

  •
  the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  the non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through actual or constructive stock ownership;

  •
  the non-U.S. holder is not a bank receiving interest described in Code Section 881(c)(3)(A);

  •
  the non-U.S. holder is not a bank receiving interest on a loan made in the ordinary course of its trade or business, and

  •
  the payments are not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and either (a) the non-U.S. holder provides a correct, complete and executed IRS Form W-8BEN or Form W-8IMY (or successor form) with all of the attachments required by the IRS, or (b) the non-U.S. holder holds its Note through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided to us an IRS Form W-8IMY stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

        If any of these exceptions apply, interest (including OID) on the Notes will be subject to a 30% withholding tax when paid, unless an income tax treaty reduces or eliminates the tax or the interest is effectively connected with the conduct of a U.S. trade or business and the non-U.S. holder provides a correct, complete and executed IRS Form W-8 ECI.

        In general, gain realized on the sale, exchange or retirement of the Notes by a non-U.S. holder will not be subject to U.S. federal income tax, unless:

  •
  the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met; or

  •
  the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder in the United States.

        If the first exception applies, the non-U.S. holder generally will be subject to tax at a rate of 30% on the amount by which the gains derived from the sales that are from U.S. sources exceed capital losses allocable to U.S. sources. If the second exception applies, the non-U.S. holders generally will be subject to U.S. federal income tax with respect to the gain in the same manner as U.S. holders, as described above. Additionally, in that case, non-U.S. holders that are corporations could be subject to a branch profits tax on such income.

Treatment of Notes for U.S. Federal Estate Tax Purposes.

        A Note will not be subject to U.S. federal estate tax, provided the non-U.S. holder is not at the time of death a "10% shareholder" of our stock (as specifically defined for U.S. federal income tax purposes) and payments of interest on the Note would not have been considered U.S. trade or business income.

MTN 0091

U.S. Information Reporting Requirements and Backup Withholding Tax

        Information reporting will apply to certain payments on a Note (including interest and OID) and proceeds of the sale of a Note held by a U.S. holder that is not an exempt recipient (such as a corporation).

        Backup withholding may apply to payments made to a U.S. holder if (a) the U.S. holder has failed to provide its correct taxpayer identification number on IRS Form W-9, (b) we have been notified by the IRS of an underreporting by the U.S. holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year) or (c) we have been notified by the IRS that the tax identification number provided to the IRS on an information return does not match IRS records or that the number was not on the information return.

        Backup withholding will not be required with respect to non-U.S. holders, so long as we have received from the non-U.S. holder a correct and complete IRS Form W-8BEN or Form W-8IMY with all of the attachments required by the IRS, signed under penalty of perjury, identifying the non-U.S. holder and stating that the non-U.S. holder is not a United States person. In addition, IRS Form W-8BEN will be required from the beneficial owners of interests in a non-U.S. holder that is treated as a partnership for U.S. federal income tax purposes. Interest paid to a non-U.S. holder will be reported on IRS Form 1042-S, which is filed with the IRS and sent to non-U.S. holders.

        Information reporting and backup withholding may apply to the proceeds of a sale of a Note by a non-U.S. holder made within the United States or conducted through certain U.S. related financial intermediaries, unless the payor receives the statement described above.

        Backup withholding is not an additional tax and may be refunded (or credited against your U.S. federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. For non-U.S. holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN THE NOTES. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH AN INVESTMENT IN LIGHT OF SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

MTN 0091

SLM Corporation